Exhibit 99.2

February 15, 2023

Yandex Q4 2022 and Full Year 2022 Earnings: Letter to Shareholders

1. Introduction and Overview

●	The ongoing geopolitical tension, its impact on the Russian and global economy, and related pressure on the broader social and business environment, created unprecedented challenges for our business in 2022. Throughout the year we have been primarily focused on the stability of our operations and financial position, safeguarding the interests of our stakeholders and ensuring the well-being of our employees.
●	Business-wise, we have concentrated on improving operational efficiency, enhancing our products and services to withstand accelerated competition with local players and to position ourselves for market share gains, as well as rebuilding our supply chains to continue meeting the needs of our users for on-line and off-line services.
●	In 2023, we plan to maintain our focus on financial discipline and operational efficiency, while also hoping to increase our emphasis on growth in certain key businesses, including E-commerce.
●	One of our key strategic projects this year will be to successfully complete our proposed corporate restructuring. As we have announced in our press release in November 2022, the Board of Directors has commenced a strategic process to review options to restructure the group’s ownership and governance. The key goal of this restructuring is to ensure the sustainable development and success of our diverse portfolio of businesses over the longer term, to restore liquidity for our shareholders and to preserve opportunities for our employees. The restructuring is complex, but we are working on it actively and will update the market as and when we have further information in this regard.
●	Despite all the challenges of the previous year, we have been able to increase our headcount by 16% year-on-year to almost 21 thousand full-time employees as of the end of December 2022 (which is also an increase of 5% during Q4 2022 alone). We have put a lot of effort into retaining our key personnel, which among other things has included changes to our compensation scheme, allocating additional financial resources to support them on the back of macroeconomic instability (in total RUB 18.5 billion were spent in the form of one-off salary payments in March 2022 and cash payments throughout the year as a substitute for regular equity grant vesting). We believe these measures, among others, helped us to maintain a generally stable staff turnover level in 2022 compared to 2021.
●	As of the date of this press release, trading in our Class A shares on Nasdaq remains suspended. We still have no visibility on when and whether trading on Nasdaq may be resumed. Trading on the Moscow Exchange continues; however, the international settlement systems remain closed for trading in rubles and in securities of Russian businesses. The liquidity of our shares on the Moscow Exchange remains limited to the number of shares held in the Russian National Stock Depository (NSD) system.
●	Neither Yandex N.V. nor any of its group companies is a target of sanctions in the United States, European Union, Switzerland or United Kingdom, and the Yandex group is not owned or controlled by any persons who have been designated under such sanctions. Yandex continues to closely monitor developments in this regard.
●	Below are additional comments on our Q4 2022 results by the key businesses. Overall, our group revenue increased by 49% year-on-year and reached RUB 164.8 billion. The company’s adjusted EBITDA reached RUB 17.2 billion, bringing the margin to 10.4%, and our adjusted Net Income amounted to RUB 0.7 billion.

2. Search & Portal and Advertising

●	Search & Portal revenues increased by 47% year-on-year in Q4 2022 on the back of strong trends in the Yandex Advertising Network (led primarily by partner apps as well as websites) and solid growth in our Search ad revenues. This dynamic was driven by ongoing investments in the development of our ad technologies and products (with a particular focus on the e-commerce sector, SMB clients and iOS share). This translated into market share gains amid changes in the competitive landscape: while some of international companies left, competition with local players (marketplaces, classifieds and others) is intensifying. SMB remained the key contributor to our revenue growth.
●	While solid trends in advertising revenue continued in January 2023, we expect growth rates to gradually normalize in the coming months once the effect of last year’s changes in the ad market competitive landscape annualizes.

●	In Q4, all ad categories were in positive territory with Finance & Insurance, Real Estate, Education & Employment, Entertainment & Media, Home & Garden leading the year-on-year growth. Similar trends have continued in January 2023.
●	In Q4, our total search share reached 62.6%, up 2.4 pp on a year-on-year basis mainly driven by our distribution activities and product improvements (including search by objects, aggregated search history by topics, further improvements of video translation and the launch of kids accounts). Our search share on iOS reached 48.0% in Q4 2022, increasing 4.0 pp compared to a year ago, while on Android our search share amounted to 62.0%, up 2.8 pp compared to Q4 2021.
●	The development and improvement of our technologies remains one of our top priorities. Over 2022, we were able to increase the efficiency of our entire advertising system (in terms of conversions weighted with advertisers’ income) by 47% across the Yandex Advertising Network and by 24% in Search. Our conversion-oriented strategies (aimed at better customization and higher ad efficiency for our clients) contributed 49% to Search & Portal ad revenue and 68% to Yandex’s ad network revenue as of the end of Q4 2022 (up 1 pp and 5 pp from the end of Q3 2022 respectively).
●	Our simple and efficient advertising solutions for SMB and e-commerce clients have gained further traction in both categories. In 2022, clients of Yandex Business (our easy-to-use monthly subscription for SMB) increased the average check by 22% year-on-year, while the number of Yandex Business clients grew 41% year-on-year in December. As for e-commerce, we finished the year with double the number of clients in this segment compared to a year ago. As of December 2022, every fifth e-commerce client has used the Product campaign, an automated advertising instrument to promote goods and online stores, which we launched in beta testing in Q1 2022 and released from beta in November 2022. Another example is Carousel, the set of clickable product cards embedded within a video ad, which lead the customer to a web page with a certain product. During the first months of beta testing, the Carousel demonstrated strong demand from clients and delivered solid dynamics in CTR (click-through-rate) and CR (conversion rate).

3. Mobility

●	Our Mobility business performed well in Q4 2022, driven by continuous growth of demand for ride-hailing services. In Q4 2022, Mobility trips grew 17% year-on-year. The growth was fueled by growth in the CIS and EMEA, while our key mature market, Russia, continued to slow down and grew 8% year-on-year in Q4 2022, compared to 16% in Q3 2022. The slowdown of growth in Russia was due to a significant drop in new car arrivals in Russia and price-per-car growth.
●	GMV of our Mobility business grew 25% to RUB 218 billion in Q4 2022, while for the full year 2022 total Mobility GMV, which includes our ride-hailing, scooters and car-sharing businesses, reached RUB 763 billion and was up 30% year-on-year.
●	We continued to focus on the well-being of our partners throughout the year. Earnings of our ride-hailing partners totaled RUB 664 billion in 2022. Earnings per active driver grew 8% year-on-year across all of our geographies and 14% in Russia. This growth was driven by further improvements in marketplace efficiency, which led to a 6% year-over-year increase of rides per active driver in total and to 8% growth in Russia. Along with growing efficiency, we have also slightly increased driver incentives (as percentage of GMV on a year-on-year basis) in our mature markets. These measures allowed us to efficiently grow our partner earnings. In December 2022, the number of drivers totaled 1.4 million worldwide and was 15% higher compared to the previous year.
●	We continued to see a solid inflow of active users, driven by increasing demand for our services. We ended the quarter with 40.2 million active customers in our Yandex Go app, up 14% year-over-year and up 10% quarter-on-quarter. The user base growth was mostly driven by the fast-growing CIS region as well as launches in EMEA. User frequency continued to grow, although primarily driven by seasonality. In December 2022, an average rider took 7.9 trips per month and 7.6 in December 2021. Rider frequency was primarily driven by the CIS reaching peak levels, approaching 10 trips per rider per month, while in EMEA maintained a level of 5 orders per rider, despite launches in two new countries in Q4 2022.
●	Trips growth was driven by the EMEA region, which grew 3.3 times year-on-year, followed by growth levels in the CIS in the mid-thirties. The total share of trips outside of Russia reached approximately 30% in December compared to 25% a year ago.
●	Our car-sharing Drive business operated 13 thousand cars at the end of the year – down by 26% year-on-year. GMV decreased by 16% year-on-year due to fleet reduction.

4. E-commerce

●	E-commerce GMV growth accelerated in Q4 2022 to 90% from 73% in the previous quarter, bringing the total full year growth to 92% and 2022 absolute GMV to RUB 308 billion. Growth in the fourth quarter was supported by a combination of factors, including efficient promotion tactics and campaigns during the high sales season, assortment diversification

(including unique IKEA stock, private labels, among others), expansion of our proprietary BNPL product (Split) as well as deeper integration with Yandex’s other services. The dynamic was partly offset by severe weather conditions in our main areas of sales in the highest weeks of December, which affected service quality throughout the whole market.
●	GMV growth further accelerated in January 2023 (compared to Q4 2022), though we expect it to normalize towards the end of the quarter on the back of the high base of March 2022.
●	Our marketplace, Yandex Market, increased GMV by 86% in Q4 2022, an acceleration from 79% in Q3 2022. The share of 3P GMV remained broadly stable at 81% in Q4 2022 compared to 82% for the same quarter of 2021. Lavka GMV increased by 51% year-on-year in Q4 2022, while our grocery vertical (including the effect of consolidation of Delivery Club) grew by 183% year-on-year for the same period.
●	We see encouraging results on the dynamic of new customers from deeper integration with other Yandex services, which increased by 1.4-1.5 times quarter-on-quarter in Q4 2022. This growth was primarily driven by the development of new user acquisition mechanics through our Yandex Plus subscription program (Plus City game, etc.), synergies from Delivery Club integration, as well as development of the dark store model in the regions where Yandex Market operates. The latter turned out to be a successful marketing tool, which generated 60% of total orders and 25% of GMV for Yandex Market in the regions of presence.
●	Unit economics remained one of our key strategic focus areas during the fourth quarter of 2022. In Yandex Market we have achieved a solid improvement by 7.5 percentage points in Q4 2022 compared to Q4 2021 and an even greater improvement of 13 percentage points when comparing December 2022 with January 2022. The key factors contributing to this were optimization of delivery costs (primarily due to expansion of our branded pick-up points network by more than 1.7 times in Q4 2022 compared to the previous quarter and by 2.8 times compared to Q4 2021) and fulfillment (higher productivities at our fulfillment centers) as well as optimization of 3P commissions, higher contribution from advertising revenue and careful curation of promotion budgets.
●	Yandex Market was the main contributor to our unit economics improvements. Our Eats grocery vertical (excluding Delivery Club) also improved by 6 percentage points year-on-year in Q4 2022 despite expensive logistics on the back of difficult weather conditions. Lavka Russia posted positive high single digit unit economics in Q4 for the fifth quarter in a row, which we believe is one of the best results globally in hyperlocal grocery delivery. The efficiency of both Eats grocery and Lavka benefited from growing density and smart batching, as well as higher frequency and larger basket size.
●	The development of advertising solutions is another important focus area. In Q4 2022 we integrated the Yandex Market advertising platform with Yandex Direct: this bundled product allowed us to improve the breadth of ad instruments and enable higher spending by merchants. We have also concentrated on developing automatization tools enabling a wider range of merchants to work with our platform. These advertising solutions have already helped us to improve efficiency in the last quarter of 2022 and we see significant further potential for in-marketplace ads revenue to grow.
●	Among other developments, we note the following:
o	The number of active sellers increased by 83% year-on-year in Q4 2022 to 43.7 thousand, while the number of total unique sellers listed on our platform reached 65 thousand. In Q4 we have introduced a number of improvements to our B2B tariffs and products, including the implementation of fixed fees for low-value items, the launch of loyalty and referral programs for sellers, further simplification of auto strategies for price management and improvements to our support services for merchants.
o	The number of SKUs more than doubled on a year-on-year basis to 42 million and further increased to 47 million in January 2023. We continue to focus on filling assortment gaps (categories like Fashion, Kids, Beauty), building a reliable direct import channel, developing private labels and resale platform to maintain a wide selection of goods.
o	The number of active buyers grew by 43% to 14 million which was supported by enhancements in product offering and user experience (including improved recommendations, faster search and easier-to-navigate check-out processes). We also continue to leverage Yandex Plus capabilities, cross-pollination between offline businesses as well as our FinTech solutions to further improve our distribution and retention strategies.

5. Other O2O services:

●	In Q4 2022, GMV of other O2O services grew 59% year-on-year in Q4 2022, with Yandex Delivery and Yandex Food Delivery services including Delivery Club, being the largest contributors, with the combined growth of 98% year-on-year.
●	Yandex Food Delivery benefited from the successful integration with Delivery Club, which we fully completed before year end. Couriers of Delivery Club were switched to the Yandex Pro supply platform, which allowed us to dispatch orders more efficiently, while partnering restaurants and users were connected to our Go technological platform. Along with integration, we continued to focus on improving operational efficiency: despite severe weather conditions in our key regions of operations and doubling share of batched orders we managed to reduce click-to-eat time by 10% year-on-year. All of these efforts have resulted in an orders-per-hour increase by 20+% year-on-year in Q4 2022, which in turn allowed our partnering couriers to earn more on a per-hour basis and provided our restaurant partners with incremental orders.
●	Our last-mile Delivery business accelerated parcel growth rates in Q4 2022 compared to the previous quarter on the back of growing penetration of e-commerce and food delivery. GMV grew slower than the number of parcels in Q4 2022, at 57% year-on-year, as a result of increased share of batched orders and growing share of next-day-delivery (NDD) and same-day-delivery (SDD) services. Batching, NDD and SDD have been our focus throughout 2022, allowing us to lower delivery fees and have increased availability of last-mile delivery services, which are essential for the further development of Yandex e-commerce and food delivery services, as well as for development of the e-commerce market overall.

6. Additional comments on other fast-growing businesses:

●	The revenues of Plus and Entertainment Services increased by 84% year-on-year, which was mainly driven by the growth of subscription revenue (grew 89% year-on-year) on the back of the expanding base of paid subscribers and changes in tariff mix, as well as solid trends in other revenue streams, including advertising and Afisha. The number of Yandex Plus subscribers reached 19.3 million (up 66% year-on-year) as of the end of Q4 2022. Average revenue per paying subscriber in December 2022 increased by 34% year-on-year.
●	During Q4 2022, we launched “Plus City”, a casual mobile game on iOS and Android. The game quickly gained popularity: it reached 1st place on the App Store after the launch and crossed 1 million installs. In addition, the game became an efficient user acquisition tool as well as marketing instrument to promote Yandex Plus as well as other Yandex services.
●	On average Plus subscribers demonstrate 33% higher frequency and up to 86% higher spending compared to non-Plus users across our key transactional services as well as better retention. Plus subscribers continued to generate a substantial part of GMV for our E-commerce and Food Delivery services: on average more than 55% of GMV for Market, Eats and Lavka.
●	Kinopoisk maintains its top position on the video-on-demand market based on the total number of subscribers, as well as paid subscribers, according to a GfK report for Q4 2022. The number of monthly viewing subscribers has reached 8.4 million. We continued to focus on original content: our Plus Studio announced 9 new projects (including “Unprincipled in the Village”, “End of the World”, “Monastery”) and the plans to build franchises around well-known series "Silver Spoon ", "Trigger", “Major Grom” and others. Outside Kinopoisk and the filmmaking industry, Plus Studio collaborates with Yandex Afisha which launched its line-up of original events, including its first musical. The musical has become the best-selling play of the month in Russia by the end of December.
●	Yandex Music continues to lead among music streaming services in terms of the number of subscribers (both total and paid subscribers), according to a GfK report for Q4 2022. We are focused on developing the system of personalized recommendations and expanding our Yandex Music library (in particular, the number of podcasts and audiobook episodes available has already almost doubled in Q4 2022 compared to Q3 2022 and has now exceeded 1 million).

●	Cloud revenues increased 136% year-on-year in Q4 2022 supported by product portfolio expansion as well as an improvement in our market share on the back of increasing demand for our services. Yandex Cloud has confirmed a high level of reliability of personal data storage and processing, renewing and extending its certificates as a regular part of Yandex Cloud’s compliance program.

●	Devices revenue increased by 189% year-on-year to RUB 11.7 billion in Q4 2022. The business managed to overcome temporary supply issues it had been experiencing in Q3 2022 and benefited from solid demand for our smart devices supported by effective promotional activities, as well as deeper cross-service cooperation with Yandex Market and Yandex Plus. Since the launch of our first smart device in late 2018, we have sold more than 5 million items.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the current geopolitical and macroeconomic developments on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment and regulatory and business responses to that crisis, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 20, 2022 and November 18, 2019, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this document is as of February 15, 2023, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: adjusted EBITDA, adjusted EBITDA margin and adjusted Net income. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included in Yandex’s press release dated February 15, 2023.